UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CARROLS RESTAURANT GROUP, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

14574X1041
(CUSIP Number)

Matthew Perelman
Alexander Sloane
853 Broadway, Suite 1605
New York, New York 10003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,442,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,442,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,442,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Cambridge Franchise Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,442,310

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,442,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,442,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Matthew Perelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
283,234

	8	SHARED VOTING POWER
10,442,310

	9	SOLE DISPOSITIVE POWER
283,234

	10	SHARED DISPOSITIVE POWER
10,442,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,725,544

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alexander Sloane

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
152,284

	8	SHARED VOTING POWER
10,442,310

	9	SOLE DISPOSITIVE POWER
152,284

	10	SHARED DISPOSITIVE POWER
10,442,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,594,594

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the information set forth in the statement on Schedule 13D originally filed jointly on behalf of Cambridge Franchise Holdings, LLC, a Delaware limited liability company (“CFH”), Cambridge Franchise Partners, LLC, a Delaware limited liability company (“CFP”), Matthew Perelman, a United States citizen, and Alexander Sloane, a United States citizen (the foregoing filers, collectively, the “Reporting Persons”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2019 (the “Original Schedule 13D”), as subsequently amended on September 3, 2019 (“Amendment No. 1”), as subsequently amended on August 18, 2023 (“Amendment No. 2”), as subsequently amended on September 15, 2023 (“Amendment No. 3”), as subsequently amended on November 13, 2023 (“Amendment No. 4”), and as subsequently amended on December 6, 2023 (“Amendment No. 5” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Carrols Restaurant Group, Inc., a Delaware corporation (the “Issuer”). Information set forth in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 6 (as so amended and supplemented, this “Statement”), shall be deemed to be a response to all other items hereof to which such information is relevant. Unless noted otherwise, capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. For purposes of calculating the percentages set forth therein and in this Item 5, the number of shares of Common Stock outstanding is assumed to be 54,496,225 as of November 8, 2023, as set forth in the Issuer’s Form 424B5, filed with the SEC on November 13, 2023 (without giving effect to the conversion of 100 shares of the Issuer’s Series D Preferred Stock into 9,414,580 shares of Common Stock).

As of the date of filing of this Statement, CFH is the beneficial and record owner of an aggregate of 10,442,310 shares of Common Stock (which represents approximately 19.2% of all shares of Common Stock outstanding).

Mr. Perelman and Mr. Sloane are the managing principals of CFP, which is the sole member and manager of CFH. Accordingly, each of Mr. Perelman, Mr. Sloane and CFP may be deemed to be the beneficial owner of the 10,442,310 shares of Common Stock owned directly by CFH. Additionally, as of the date of filing of this Statement, Mr. Perelman is the beneficial and record owner of 283,234 shares of Common Stock (which represents approximately 0.5% of all shares of Common Stock outstanding) and Mr. Sloane is the beneficial and record owner of 152,284 shares of Common Stock (which represents approximately 0.3% of all shares of Common Stock outstanding).

All of the Reporting Persons may be deemed to have shared power to vote, and, subject to the restrictions on transfer set forth in the Registration Rights and Stockholders’ Agreement, shared power to dispose of, all of the shares of Common Stock owned directly by CFH. Each of Mr. Perelman and Mr. Sloane has sole power to vote and sole power to dispose of the shares of Common Stock owned beneficially and of record by him.

(c) Except as described elsewhere in this Statement or in any other filing with the SEC, no Reporting Person has effected any transaction in the Common Stock since the filing of Amendment No. 5.

(d) In addition to the Reporting Persons, the members of CFP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the 10,442,310 shares of Common Stock beneficially owned by CFP in accordance with their respective membership interests in CFP, to the extent that such receipts are distributed to the members of CFP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the text set forth below at the end of the existing statements in Item 6 of the Schedule 13D:

As previously disclosed, on September 14, 2023, CFH entered into the Second Master Forward Confirmation with respect to the Second Forward Shares. January 12, 2024, was the final day of the execution period with respect to the Second Forwards Shares executed pursuant to the Delayed Start Supplemental Confirmation, as amended. On the settlement date, CFH will deliver to the Forward Purchaser 2,005,309 Second Forward Shares and receive from the Forward Purchaser a cash payment of $15,037,611.66, or approximately $7.4989 per Second Forward Share sold. Of the 3,285,622 maximum number of Second Forward Shares which could have been sold, as previously disclosed, 2,005,309 Second Forward Shares were sold and 1,280,313 Second Forward Shares remain unsold as of January 12, 2024.

On January 16, 2024, RBI Inc., BK Cheshire Corp., a Delaware corporation and subsidiary of RBI Inc. (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a subsidiary of RBI Inc. pursuant to the Merger. Concurrently with the signing of the Merger Agreement on January 16, 2024, RBI Inc. entered into a Voting Agreement (the “Voting Agreement”) with CFH, Mr. Sloane and Mr. Perelman (together with CFH and Mr. Sloane, the “Cambridge Signatories”), pursuant to which the Cambridge Signatories agreed, among other things, to vote their shares of Common Stock (A) in favor of (i) the adoption of the Merger Agreement and the Merger, (ii) the approval of any proposal to adjourn the special meeting of the Issuer’s stockholders to a later date, if there are not sufficient affirmative votes (in person or by proxy) to obtain the requisite stockholder approval and RBI Inc. proposes or requests such postponement or adjournment in accordance with the Merger Agreement, and (iii) any other matter or action necessary for the consummation of the transactions contemplated by the Merger Agreement, and (B) against (i) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer in the Merger Agreement or result in any condition of the Merger not being satisfied prior to the Termination Date, (ii) any Acquisition Proposal or (iii) approval of any other proposal, transaction, agreement or action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger or any other transactions contemplated by the Merger Agreement.

The Voting Agreement will terminate upon the earlier to occur of (A) the Effective Time, (B) the termination of the Merger Agreement in accordance with its terms, and (C) the date on which any amendment to the Merger Agreement is effected, or any waiver of the Issuer’s rights under the Merger Agreement is granted, in each case, without the prior written consent of the Cambridge Signatories, that (i) diminishes the merger consideration to be received by the stockholders of the Issuer, (ii) changes the form in which the merger consideration is payable to the stockholders of the Issuer, (iii) extends the Termination Date or (iv) imposes any additional conditions on the Cambridge Signatories’ rights to receive the merger consideration.

From the execution of the Voting Agreement until the termination of the Voting Agreement, the Cambridge Signatories will be subject to customary transfer restrictions with respect to their shares of Common Stock.

Capitalized terms used in the foregoing summary of the Voting Agreement but not otherwise defined in this Statement shall have the meanings ascribed to them in the Voting Agreement. This summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreement, a copy of which is filed as an exhibit to this Amendment No. 6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
99.15
Voting Agreement, dated as of January 16, 2024, by and among Restaurant Brands International Inc., Cambridge Franchise Holdings, LLC, Alexander Sloane and Matthew Perelman (incorporated by reference to Exhibit 2.2 to Carrol Restaurant Group, Inc.’s Current Report on Form 8-K filed on January 16, 2024 with the SEC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2024

CAMBRIDGE FRANCHISE HOLDINGS, LLC

By:	/s/ Matthew Perelman
Name:	Matthew Perelman
Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2024

CAMBRIDGE FRANCHISE PARTNERS, LLC

By:	/s/ Matthew Perelman
Name:	Matthew Perelman
Title:	Co-President

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2024

MATTHEW PERELMAN

/s/ Matthew Perelman

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 17, 2024

ALEXANDER SLOANE

/s/ Alexander Sloane